DB

19010517

S

Securities and Exchange Commission
Trading and Markets

MAY 30 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Royce Fund Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 Fifth Avenue
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas R. Palasits 212-508-4561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

2700 Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

Royce Fund Services, LLC

(an indirectly owned subsidiary of Legg Mason, Inc.)

Report of Independent Auditors on the Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

March 31, 2019

OATH OR AFFIRMATION

I, Thomas R. Palasits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royce Fund Services, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

ELLEN P WARD NOTARY NO. 01WA6144161 QUALIFIED IN WESTCHESTER COUNTY COMM. EXP. 04-24-2022 PUBLIC STATE OF NEW YORK

Ellen P Ward

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Royce Fund Services, LLC
(an indirectly owned subsidiary of Legg Mason, Inc.)
Table of Contents
March 31, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Royce Fund Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Royce Fund Services, LLC (the "Company") as of March 31, 2019, and the related statement of income, changes in member's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 2600, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Baltimore, MD
May 29, 2019

We have served as the Company's auditor since 2002.

Royce Fund Services, LLC
(an indirectly owned subsidiary of Legg Mason, Inc.)
Statement of Financial Condition
March 31, 2019

ASSETS

Cash and cash equivalents	$	5,415,577
Receivables:		
Distribution fees		541,621
Other receivables		231,461
Other assets		37,486
Total assets	$	6,226,145

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	32,160
Accrued distribution fees		814,923
Total liabilities		847,083
Commitments and contingencies (Note 4)		
Members' equity:		5,379,062
Total Liabilities and Members' equity	$	6,226,145

Royce Fund Services, LLC
(an indirectly owned subsidiary of Legg Mason, Inc.)
Statement of Income
For the Year Ended March 31, 2019

Revenues:		
Distribution fees, net of waivers	$	10,454,095
Interest income		84,682
Total revenues		10,538,777
Expenses:		
Third party distribution fees and other direct costs		10,009,214
Amortization of deferred sales commission		123,816
Administrative fees and other expenses		417,560
Total expenses		10,550,590
Income before income tax provision		(11,813)
Income tax provision		0
Net Income	$	(11,813)

See accompanying notes to the financial statements

Royce Fund Services, LLC
(an indirectly owned subsidiary of Legg Mason, Inc.)
Statement of Changes in Members' Equity
For the Year Ended March 31, 2019

	Total Members' Equity
Balance at March 31, 2018	$ 5,390,875
Net Income	(11,813)
Balance at March 31, 2019	$ 5,379,062

See accompanying notes to the financial statements

Royce Fund Services, LLC
(an indirectly owned subsidiary of Legg Mason, Inc.)
Statement of Cash Flows
For the Year Ended March 31, 2019

Cash flows from operating activities:		
Net income	$	(11,813)
Non-Cash Items not included in Net Income:		
Amortization of deferred sales commission		123,816
Net changes in assets and liabilities:		
Distribution fees receivable		165,160
Other receivables		71,260
Other assets		2,585
Prepaid Expenses		(74,051)
Accrued distribution fees		(482,156)
Accounts payable & Accrued expenses		(404)
Cash used by operating activities		(205,603)
Net increase in cash and cash equivalents		(205,603)
Cash and cash equivalents at the beginning of the year		5,621,180
Cash and equivalents at the end of the year	$	5,415,577

---

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LP (the "Parent"), which is a subsidiary of Legg Mason, Inc. ("Legg Mason"), is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, Micro Cap, Total Return, Premier, Special Equity, Special Equity Multi Cap, Small/MidCap Premier, Small Cap Value, Smaller Companies Growth, International Premier and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective fund assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, MicroCap Opportunity, Micro-Cap, Total Return, Premier, Special Equity, Low-Priced Stock, Small/MidCap Premier, Small Cap Value, Smaller Companies Growth, Small Cap Leaders, Dividend Value, Global Financial Services, International Micro Cap, International Premier and Special Equity Multi Cap Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier, Low-Priced Stock, Small/MidCap Premier, Small Cap Value, Small Cap Leaders and International Premier funds. The Company is also entitled to receive a 0.25% per annum of the respective average net assets of the K Class of Royce Pennsylvania Mutual, Opportunity, Total Return and Small Cap Value.

For the year ended March 31, 2018, the Company voluntarily waived (recaptured) fees from the following classes of shares:

Service Class

Royce Low-Priced Stock	$	19,025
Royce Premier		24,308
Royce Heritage		138,931
Royce Financial Services		9,513
Royce Total Return		51,612
Royce International Micro-Cap		5,056
	$	248,445

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand alone company.

C. Fair Value of Financial Instruments

Accounting guidance for fair value measurements defines fair value and establishes a fair value hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1). Level 2 of the hierarchy applies to financial instruments for which prices are quoted for similar assets and liabilities in active markets and the lowest priority, level 3, applies to financial instruments for which the values are based on unobservable inputs. Other than cash equivalents, which are level 1 financial instruments, the Company has no other financial instruments recorded at fair value.

D. Cash and Cash Equivalents

Cash equivalents at March 31, 2019 are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. The Company believes it has minimal credit risk with respect to those accounts.

E. Revenue Recognition

Effective April 1, 2018, the Company adopted updated accounting guidance on revenue recognition which provides a single, comprehensive revenue recognition model for all contracts with customers, improves comparability and removes inconsistencies in revenue recognition practices across entities, industries, jurisdictions, and capital markets. The guidance also specifies the accounting for certain costs to obtain or fulfill a contract with a customer and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The adoption of the updated guidance did not result in significant changes to the Company's prior revenue recognition practices.

The Company adopted the updated guidance on a modified retrospective basis for any contracts that were not complete as of April 1, 2018 and recognized the cumulative effect of initially applying the updated guidance for certain deferred sales commissions as an adjustment to the opening balance of member's equity totaling $49,765. Additionally, as a result of updated accounting guidance, the Company elected to expense previously deferred sales commissions with amortization periods of one year or less on a go forward basis as a practical expedient.

Distribution and Service Fees Revenue and Expense

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or

administrative services to proprietary funds. Distribution and service fees earned on Parent-sponsored investment funds are reported as revenue. Distribution services and marketing services are considered a single performance obligation as the success of selling the underlying shares is highly dependent upon the sales and marketing efforts. Ongoing shareholder servicing is a separate performance obligation as these services are not highly interrelated and interdependent on the sale of the shares. Fees earned related to distribution and shareholder serving are considered variable consideration because they are calculated based on the average market value of the fund. The average market value of the fund is subject to change based on fluctuations and volatility in financial markets, and as such, distribution and shareholder service fees are generally constrained until the end of the month or quarter when the actual market value of the fund is known and the related revenue is no longer subject to a significant reversal. Therefore, distribution and service fees are generally included in the transaction price at the end of each monthly or quarterly reporting period and are allocated to the two performance obligations based on the amount specified in each agreement. While distribution services are largely satisfied at the inception of an investment, the ultimate amounts of revenue are subject to the variable consideration constraint. Accordingly, a portion of distribution and service revenue will be recognized in periods subsequent to the satisfaction of the performance obligation. Certain fund share classes only charge for distribution services at the inception of the investment based on a fixed percentage of the share price. This fixed price is allocated to the performance obligation, which is substantially satisfied at the time of the initial investment. Recognition of distribution and service fee revenue under the updated guidance is consistent with the Company's prior revenue recognition process.

When the Company enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and servicing expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services.

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The company is a disregarded limited liability company of its Parent, Royce & Associates, LP. The Company is a nontaxable entity for federal and state purposes. The Company's income will be combined with its Parent and subject to Unincorporated Income Tax (UBT) in New York City. The provision for state income taxes is determined as if the Company filed a spate return for the entire year. The provision for income taxes (benefit) consists of:

UBT provision	0
	$ 0

The Company has determined that it has no material uncertain tax positions for the year ended March 31, 2019. The federal and state partnership returns filed by the Parent are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2017 for U.S. federal tax returns and after fiscal year 2016 for New York State Partnership Returns and New York City UBT returns.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of March 31, 2019, the Company had net capital of $5,102,154 which was $5,045,682 in excess of required capital of $53,532. The Company's percentage of aggregate indebtedness to net capital was 16.6%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the company's business is limited to the distribution of mutual funds.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses related to Marketing, Accounting and Distribution Services on behalf the Company. During the fiscal year ended March 31, 2019 the Parent assumed $1,739,092 of expenses, therefore the results differ from those that would have achieved had the company operated as an independent entity.

As described in Note 2, the Company's income taxes are reported as part of the Legg Mason consolidated federal and certain state income tax returns. Legg Mason also files other separate state income tax returns on behalf of the Company. The Company settles with Legg Mason for any federal or state income tax payments or receipts relating to the Company on a quarterly basis.

6. Subsequent Events

The Company has evaluated all subsequent events through May 29, 2018, the issuance date of the financial statements

SUPPLEMENTAL SCHEDULE

Royce Fund Services, LLC

(an indirect owned subsidiary of Legg Mason, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

March 31, 2019

Total Members' Equity			$ 5,379,062
Deductions and/or charges			
Other receivables	$ 220,568		
Other assets	$ 56,339		
Total non-allowable assets		$ 276,907	
Other deductions and/or charges		0	
Total deductions and/or charges			276,907
Net capital before haircuts on securities positions			5,102,155
Haircuts on securities positions			0
Net capital			5,102.155
Computation of basic aggregate indebtedness and net capital requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$56,472	
Minimum dollar net capital requirement		5,000	
Net capital requirement			56,472
Excess net capital			$ 5,045,683
Total aggregate indebtedness			$ 847,083
Percentage of aggregate indebtedness to net capital			16.6%

<u>Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5</u>

There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, LLC and included in its amended Part IIA FOCUS filing as of May 29, 2019.

Royce Fund Services, LLC Exemption Report

Royce Fund Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Royce Fund Services, LLC.

I, Thomas R. Palasits, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

s/s

Chief Financial Officer

May 29, 2019

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Royce Fund Services, LLC

We have reviewed Royce Fund Services, LLC's assertions, included in the accompanying Royce Fund Services, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended March 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended March 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

May 29, 2019

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 2600, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

Report of Independent Accountants

To Management of Royce Fund Services, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Royce Fund Services, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Royce Fund Services, LLC for the year ended March 31, 2019, solely to assist the specified parties in evaluating Royce Fund Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Royce Fund Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the Total Revenue amount reported on page3 of the audited Form X-17A-5 for the year ended March 31, 2019 to the Total revenue amount of $10,538,777 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2019, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions of item 2c line 1 "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products" of $10,454,095 to "Distribution fees, net of waivers" amount reported on the Statement of Income of the audited Form X-17A-5 for the year ended March, 31, 2019, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $84,682 and$127.02, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the "Total assessment balance and interest due (or overpayment carried forward) of $91.11 on page 1, line 2F of the Form SIPC-7, noting no differences.

PricewaterhouseCoopers LLP, 100 East Pratt Street, Suite 2600, Baltimore, MD 21202-1096
T: (410) 783 7600, F: (410) 783 7680, www.pwc.com/us

pwc

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 of $35.91 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended March 31, 2018 of $92.51 on which it was originally computed, noting a difference of $56.60 due to the general assessment Form SIPC-6 filed on October 17, 2018 as noted on page 1, line 2A of current year Form SIPC-6, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management, the Board of Directors and members of Royce Fund Services, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, MD
May 29, 2019